Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Capital Trust II to Redeem $450,000,000 BMO Tier 1 Notes – Series A

TORONTO, November 16, 2018 – BMO Capital Trust II (the “Trust”), a subsidiary of Bank of Montreal (TSX:BMO)(NYSE:BMO), today announced its intention to redeem at par all of its issued and outstanding BMO Tier 1 Notes – Series A (“BMO Tier 1 Notes – Series A”) on December 31, 2018 at a redemption price per $1,000 principal amount of BMO Tier 1 Notes – Series A equal to $1,000 plus accrued and unpaid interest to but excluding December 31, 2018. Notice will be delivered to BMO Tier 1 Notes – Series A holders in accordance with the terms outlined in the Trust’s prospectus dated December 12, 2008.

After December 31, 2018, holders of BMO Tier 1 Notes – Series A will only be entitled to receive the redemption price and will no longer be entitled to receive any interest thereon.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $765 billion as of July 31, 2018, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com